AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

29 May 2002

02042306

SUPPL

Securities & Exchange Commissi
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH. D.C. 164 SECTION

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 May 2002, Re: Proposed disposal by Lion Ipoh Parade Sdn. Bhd., a wholly-owned subsidiary of Ayer Keroh Resort Sdn. Bhd. which is in turn a 70%-owned subsidiary of Amsteel Corporation Berhad, of the entire equity interest in Peridang (M) Sdn. Bhd. for a cash consideration of RM754,998; Proposed disposal by LIP of the entire equity interest in Arus Setia Sdn. Bhd. for a cash consideration of RM2; Proposed discharge by LIP of Peridang from the repayment of the net inter-company amounts outstanding for a cash consideration of RM10,037,344; and Proposed discharge by LIP of Arus from the repayment of the net inter-company amounts outstanding for a cash consideration of RM1,039,809 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlw 7/2

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 23/05/2002 07:32:07 PM
Reference No OS-020523-51837

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Joseph Soo/Leona Ng**
* *Designation*	:	***Senior Manager/Assistant Manager***

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

- **PROPOSED DISPOSAL BY LION IPOH PARADE SDN. BHD. ("LIP"), A WHOLLY-OWNED SUBSIDIARY OF AYER KEROH RESORT SDN. BHD. WHICH IS IN TURN A 70%-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "THE COMPANY"), OF THE ENTIRE EQUITY INTEREST IN PERIDANG (M) SDN. BHD. ("PERIDANG") FOR A CASH CONSIDERATION OF RM754,998**

- **PROPOSED DISPOSAL BY LIP OF THE ENTIRE EQUITY INTEREST IN ARUS SETIA SDN. BHD. ("ARUS") FOR A CASH CONSIDERATION OF RM2**

- **PROPOSED DISCHARGE BY LIP OF PERIDANG FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM10,037,344**

- **PROPOSED DISCHARGE BY LIP OF ARUS FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM1,039,809**

* **Contents :-**

1. INTRODUCTION

On behalf of the Board of Directors of Amsteel ("Board"), OSK Securities Berhad ("OSK") wishes to announce that on 22 May 2002, LIP, a wholly-owned subsidiary of Ayer Keroh Resort Sdn. Bhd. which is in turn a 70%-owned subsidiary of Amsteel had entered into a sale and purchase agreement with Black Tiger Aquaculture Sdn. Bhd. ("BTA") ("Agreement") to:-

(a) dispose of the entire equity interest in Peridang to BTA for a cash consideration of RM754,998 ("Proposed Disposal of Peridang");

(b) dispose of the entire equity interest in Arus to BTA for a cash consideration of RM2 ("Proposed Disposal of Arus");

(c) discharge Peridang from the repayment of the net inter-company amounts outstanding due to the holding company, LIP, for a total cash consideration of RM10,037,344 ("Proposed Discharge of Peridang"); and

(d) discharge Arus from the repayment of the net inter-company amounts outstanding due to the holding company, LIP, for a total cash consideration of RM1,039,809 ("Proposed Discharge of Arus").

Further details on the Proposed Disposal of Peridang, Proposed Disposal of Arus, Proposed Discharge of Peridang and Proposed Discharge of Arus (collectively referred to as "the Proposals") are set out in the ensuing paragraphs.

2. THE PROPOSALS

2.1 Proposed Disposal of Peridang

Pursuant to the Agreement, LIP proposes to dispose to BTA, the entire equity interest in Peridang, comprising 5,000,000 ordinary shares of RM1.00 each and 11,326,994 redeemable preference shares of RM1.00 each ("RPS"), all fully issued and paid-up, for a cash consideration of RM754,998.

Further details on Peridang are disclosed under section 3 of this announcement. The terms and conditions governing the issue of the RPS in Peridang are set out in section 5 of this annoucement.

The entire equity interest in Peridang, and not part only, would be disposed to BTA free from all claims, charges, liens, liabilities and all encumbrances of any nature whatsoever and together with all rights and advantages now and hereafter attaching thereto as at the completion of the Proposals.

BTA will not be assuming any liabilities of LIP arising from the Proposed Disposal of Peridang.

The cash consideration for the Proposed Disposal of Peridang of RM754,998 was arrived at after negotiation on a willing buyer-willing seller basis and after taking into consideration the adjusted net tangible assets of Peridang, based on the management accounts as at 31 March 2002, of RM754,998.

2.2 Proposed Disposal of Arus

Pursuant to the Agreement, LIP proposes to dispose to BTA, the entire equity interest in Arus, comprising 2 ordinary shares of RM1.00 each and 7,097,105 RPS, all fully issued and paid-up, for a cash consideration of RM2.

Further details on Arus are disclosed under section 4 of this announcement. The terms and conditions governing the issue of the RPS in Arus are set out in section 5 of this annoucement.

The entire equity interest in Arus, and not part only, would be disposed to BTA free from all claims, charges, liens, liabilities and all encumbrances of any nature whatsoever and together with all rights and advantages now and hereafter attaching thereto as at the completion of the Proposals.

BTA will not be assuming any liabilities of LIP arising from the Proposed Disposal of Arus.

The cash consideration for the Proposed Disposal of Arus of RM2 was arrived at after negotiation on a willing buyer-willing seller basis and after taking into consideration the adjusted net tangible assets of Arus, based on the management accounts as at 31 March 2002, of RM2.

2.3 Proposed Discharge of Peridang

Pursuant to the Agreement, LIP proposes to discharge Peridang from the repayment of the net inter-company amounts outstanding as at 31 March 2002 of RM10,037,344 and including whatever amount as shall be incurred by Peridang from 31 March 2002 until the completion of the Proposals, subject to BTA paying a cash consideration of RM10,037,344.

The cash consideration for the Proposed Discharge of Peridang of RM10,037,344 was arrived at after taking into consideration the adjusted net amount due to the holding company, LIP, by Peridang as at 31 March 2002 amounting to RM10,037,344.

2.4 Proposed Discharge of Arus

Pursuant to the Agreement, LIP proposes to discharge Arus from the repayment of the net inter-company amounts outstanding as at 31 March 2002 of RM1,039,809 and including whatever amount as shall be incurred by Arus from 31 March 2002 until the completion of the Proposals, subject to BTA paying a cash consideration of RM1,039,809.

The cash consideration for the Proposed Discharge of Arus of RM1,039,809 was arrived at after taking into consideration the adjusted net amount due to the holding company, LIP, by Arus as at 31 March 2002 amounting to RM1,039,809.

2.5 Disposal Consideration for the Proposals

The total cash consideration of RM11,832,153 shall be paid by BTA in cash in the following manner:-

(a) on the signing of the Agreement, a sum of RM1,183,215.30 being 10% of the total consideration ("Deposit"); and

(b) on completion of the Proposals, the remaining RM10,648,937.70 being 90% of the total consideration.

2.6 Other Salient Terms of the Agreement

The other salient terms of the Agreement are as follows:-

(i) The Proposal is conditional upon the conditions precedent as set out in section 9 below being satisfied within a period of four (4) months from the date of the Agreement ("Conditional Period");

(ii) In the event that any or all of the conditions precedent is or are not fulfilled within the Conditional Period, the parties agreed that the Conditional Period shall be extended for another two (2) months or for such longer period as shall be mutually agreed between the parties, commencing from the expiry of the Conditional Period (the "Extended Conditional Period") to enable the parties to fulfill the conditions precedent;

(iii) In the event that any or all of the conditions precedent is or are not fulfilled within the Extended Conditional Period and such non-fulfilment is not either waived by BTA in writing or the time for the fulfilment is not further extended by the parties in writing, the Agreement shall cease to have any force and effect whatsoever;

(iv) Unless there is non-disclosure of material liabilities or material information or particulars pertaining to Peridang and Arus, which may have a significant adverse impact on BTA if it was to proceed with the transaction herein contemplated, BTA is not entitled to terminate or rescind the Agreement based on findings set out in the due diligence report(s) prepared and issued. In the event the non-disclosed matters is/are determined by the parties to be more than two per cent (2%) of the total consideration, BTA may terminate the Agreement;

(v) Upon cessation or termination of the Agreement pursuant to paragraph (iii) and (iv) above, the parties shall be released and discharged from their respective obligations and no party shall have any claim or demand against the other party for costs, damages, compensation or otherwise save and except that LIP shall refund all the monies paid by BTA to LIP towards the total consideration, without interest; and

(vi) The completion of the Proposals is subject to the simultaneous completion of the acquisition of the entire equity interest in Makmur Tani Sdn. Bhd. from Dato Murad Mohamed Hashim and Dato' Kamaruddin @ Abas Bin Nordin by BTA pursuant to another sale and purchase agreement dated 22 May 2002 between the parties as the land owned by Makmur Tani Sdn. Bhd. adjoins the lands owned by Peridang and Arus and form part of the overall development of the aquaculture farm.

3. INFORMATION ON PERIDANG

Peridang was incorporated as a private limited company under the Companies Act, 1965 on 24 November 1984 under its present name and its principal activity is the renting of property, plant and machinery.

Presently, the authorised share capital of Peridang is RM25,000,000 comprising 25,000,000 ordinary shares of RM1.00 each, of which 5,000,000 ordinary shares of RM1.00 each and 11,326,994 RPS are all issued and fully paid-up.

Peridang is the beneficial owner of several pieces of leasehold lands located at Kampung Pianggu, Endau Rompin, Pahang, details of which are set out in **Table I** below. The leasehold lands are currently leased to BTA for prawn cultivation and they will continue to use it for the same purpose. The total audited net book value of the said leasehold lands and the buildings thereon as at 30 June 2001 amounted to RM1,876,957. No valuation has been performed on the said lands and the buildings thereon.

The audited financial results of Peridang for the past five (5) financial years ended 30 June 2001 are set out in **Table II** below.

Based on the audited accounts as at 30 June 2001, Peridang has an amount due from related companies of RM15,251,902 and amounts due to Amsteel, LIP and related companies (collectively referred to as "Related Companies"), which in aggregate amounted to RM35,905,742.

The original cost and date of investment of Peridang by LIP are set out in **Table III** below.

4. INFORMATION ON ARUS

Arus was incorporated as a private limited company under the Companies Act, 1965 on 29 July 1986 under its present name and its principal activity is the renting of property, plant and machinery. Arus has a manufacturing license issued by the Ministry of International Trade and Industry to produce processed frozen prawns.

Presently, the authorised share capital of Arus is RM10,000,000 comprising 10,000,000 ordinary shares of RM1.00 each, of which 2 ordinary shares of RM1.00 each and 7,097,105 RPS are all issued and fully paid-up.

Arus is the beneficial owner of a piece of leasehold land located at Kampung Pianggu, Endau Rompin, Pahang, details of which are set out in **Table I** below. The leasehold land is currently leased to BTA for prawn cultivation and they will continue to use it for the same purpose. The audited net book value of the said land and the building thereon as at 30 June 2001 amounted to RM463,730. No valuation has been performed on the said land and the buildings thereon.

The audited financial results of Arus for the past five (5) financial years ended 30 June 2001 are set out in **Table IV** below.

Based on the audited accounts as at 30 June 2001, Arus has an amount due from related companies of RM2,209,509 and amounts due to Related Companies, which in aggregate amounted to RM10,060,402.

The original cost and date of investment of Arus by LIP are set out in **Table V** below.

5. SALIENT TERMS AND CONDITIONS OF THE RPS

The salient terms and conditions of the RPS are as follows:-

(i) The RPS shall carry the right to preference dividend (non-cumulative), which is RM0.05 per RPS per annum in priority to ordinary shares;

(ii) The RPS shall rank both as regards dividend and return of capital in priority to the ordinary shares in the company but shall have further rights to participate in profits or assets of the company;

(iii) The RPS shall not confer any right of voting at any general meeting of the company nor receipt of any notices of meeting of the company; and

(iv) The RPS shall:-

(a) either be redeemed at par or subject to the approval of ordinary shareholders at a premium to be determined, at any time at the option of the company; or

(b) be converted into ordinary shares on the basis of one (1) new ordinary share for every RPS held at the option of the RPS holders.

6. INFORMATION ON BTA

BTA was incorporated as a private limited company under the Companies Act, 1965 on 20 July 1999 under its present name. BTA is principally involved as an aquaculturist, marine cultivator, and importer, exporter, producer, breeder, distributor, wholesaler, retailer and dealer of tropical prawns, fish turtles, crabs and marine products of all kinds.

BTA is a wholly-owned subsidiary of Morrison International LLC, a company incorporated in the United States of America.

Presently, the authorised share capital of BTA is RM10,000,000 comprising 10,000,000 ordinary shares of RM1.00 each, of which 4,200,004 ordinary shares of RM1.00 each are issued and fully paid-up.

7. RATIONALE FOR THE PROPOSALS

The Proposals are in line with Amsteel and its subsidiaries' ("Amsteel Group" or "the Group") policy of divesting its non-core businesses. Under Amsteel's proposed group wide restructuring exercise ("Proposed GWRS"), the Group will upon completion of the Proposed GWRS concentrate on property development, retail and plantation businesses. The business activities of Peridang and Arus are neither synergistic nor complementary to the Amsteel Group's business activities upon completion of its restructuring exercise.

In addition, both Peridang and Arus have been experiencing losses in the past and as at 30 June 2001, the audited net tangible liabilities of Peridang and Arus amounted to RM15,970,533 and RM7,270,272, respectively. Both companies also have significant amounts of inter-company advances from Related Companies. Based on the audited accounts of Peridang and Arus as at 30 June 2001, the net amounts due to Related Companies amounted to RM20,653,840 and RM7,850,893, respectively. The Proposals will prevent any further drain in Amsteel's financial resources, and enable the Amsteel Group to concentrate on its core business operations.

The Proposals will also result in a cash inflow to the Amsteel Group of RM11.8 million, which will be utilised for the repayment of bank borrowings and to defray the estimated expenses of the Proposals of approximately RM250,000. Based on the average interest rate of approximately 8% per annum, the part repayment of bank borrowings would result in interest savings of approximately RM0.9 million per annum.

8. EFFECTS OF THE PROPOSALS

The effects of the Proposals are as follows:-

8.1 Share Capital and Shareholding Structure

The Proposals will not have any effect on the issued and paid-up share capital and shareholding structure of Amsteel.

8.2 Earnings

The Proposals are not expected to have any material effect on the financial results of the Amsteel Group for the financial year ending 30 June 2002.

However, the Amsteel Group is expected to realise an estimated gain from the Proposals of RM5.98 million for the financial year ending 30 June 2003.

8.3 Net Tangible Assets ("NTA")

Based on the audited consolidated balance sheet of Amsteel as at 30 June 2001, the Proposals would result in an improvement in the NTA per share by 0.36 sen.

9. APPROVALS REQUIRED

The Agreement for the Proposals are subject to the following:-

(a) the approval of the Foreign Investment Committee for BTA's acquisition of Peridang and Arus, to be obtained by BTA;

(b) the approval of the Ministry of International Trade and Industry for BTA's acquisition of Arus, to be obtained by BTA;

(c) the approval of the shareholders of BTA for the acquisition of Peridang and Arus and payment of the consideration for the Proposed Discharge of Peridang and Proposed Discharge of Arus, to be obtained by BTA ;

(d) the approval of the Securities Commission ("SC") for the Proposals by Amsteel, to be obtained by Amsteel;

(e) the approval of the Bank Negara Malaysia for the remittance of foreign fund to settle the total consideration, if so required, to be obtained by BTA; and

(f) the first legal and financial due diligence to be conducted by BTA's advisers on Peridang and Arus, to be completed within thirty (30) days from the date of the execution of the Agreement and the second legal and financial due diligence to be completed within fourteen (14) days from the date of the last of the approvals set out in (a) to (e) is obtained.

The Proposals are inter-conditional.

10. COMPLIANCE WITH THE SC GUIDELINES

The Proposals are in compliance with the SC's Policies and Guidelines on Issue/Offer of Securities.

11. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

To the best knowledge of the Directors of Amsteel, none of the Directors or major shareholders of Amsteel or any persons connected with the Directors or major shareholders of Amsteel has any interest, direct or indirect, in the Proposals.

12. ADVISERS

The Board has appointed OSK as the adviser for the Proposals.

13. STATEMENT BY THE BOARD OF DIRECTORS

The Directors, after careful deliberation, are of the opinion that the Proposals are in the best interest of Amsteel and that the terms of the Proposals are fair and reasonable.

14. APPLICATION TO THE RELEVANT AUTHORITIES

Application to the relevant authorities for the Proposals shall be made within one (1) month from the date of this announcement.

15. ESTIMATED TIME FRAME FOR COMPLETION

The Proposals are estimated to complete by the first quarter of the financial year ending 30 June 2003.

This announcement is dated 23 May 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - Details of the landed properties owned by Peridang and Arus

Registered Owner	Land Title	Land area	Land Usage	Lease Expiry Date	Encumbrances
Peridang	HS(D)1420 Lot PT 1083, Daerah Rompin, Mukim Endau, Pahang.	545.75 acres	Agriculture (Aquaculture) only	10-10-2021	Nil
Peridang	HS(D)3389 Lot PTI085. Daerah Rompin, Mukim Endau, Pahang.	271.40 acres	Agriculture (Aquaculture) only	13-06-2025	Nil
Peridang	HS(D) 1421 Lot PT1084, Daerah Rompin, Mukim Endau, Pahang.	1,156.00 acres	Agriculture (Aquaculture) only	10-10-2021	Nil
Arus	HS(M) 1198 Lot 1785, Daerah Rompin, Mukim Endau, Pahang.	5.0 acres	Industrial (prawn processing factory)	12-12-2025	Nil
TOTAL		1,978.15 acres*			

Note:-

* *860.0 acres of the total area of 1,978.15 acres have been developed with the balance undeveloped. The developed area comprise 175 ponds (with size ranging from 2 acres to 5 acres each), staff and workers quarters (27 units), single storey office building, single storey factory building for prawn processing, canteen, store, pump-house and generator-set room. The buildings are between eight (8) to eleven (11) years old.*

Table II - Financial results of Peridang for the past five (5) financial years ended 30 June 2001

	---------- Financial Year Ended 30 June ----------				
	1997 RM	1998 RM	1999 RM	2000 RM	2001 RM
Revenue	1,344,500	1,347,002	557,500	809,469	1,079,294
Loss for the year	(1,390,372)	(2,267,228)	(2,280,609)	(1,818,768)	(1,316,053)
Ordinary shares in issue	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Shareholders' funds	(8,287,875)	(10,555,103)	(12,835,712)	(14,654,480)	(15,970,533)
Total borrowings*	17,052,115	18,611,260	19,989,760	21,247,316	20,653,840
Net loss per share (sen)	(27.8)	(45.3)	(45.6)	(36.4)	(26.3)
Net tangible liabilities	(8,394,185)	(10,628,703)	(12,876,602)	(14,654,480)	(15,970,533)
Net tangible liabilities per share	(1.68)	(2.13)	(2.58)	(2.93)	(3.19)

Note:-

* *Comprise net inter-company advances*

Table III - Original cost and date of investment in Peridang

Date of investment	No. of Peridang shares acquired/subscribed	Type of shares	Cost of investment RM
21 August 1989	2	Ordinary shares	2
13 May 1992	4,999,998	Ordinary shares	4,999,998
21 May 2002	11,326,994	RPS	11,326,994
	16,326,994		16,326,994

Table IV – Financial results of Arus for the past five (5) financial years ended 30 June 2001

	----------- Financial Year Ended 30 June -----------				
	1997 RM	1998 RM	1999 RM	2000 RM	2001 RM
Revenue	-	-	-	-	106,588
Profit/(Loss) before taxation	(707,579)	492,361	(1,065,188)	(647,266)	(543,459)
Less taxation	86,946	12,073	-	-	-
Profit/(Loss) after taxation	(620,633)	504,434	(1,065,188)	(647,266)	(543,459)
Ordinary shares in issue	2	2	2	2	2
Shareholders' funds	(5,298,473)	(5,014,359)	(6,079,547)	(6,726,813)	(7,270,272)
Total borrowings*	8,102,704	7,902,148	7,128,248	7,572,813	7,850,893
Net earnings/(loss) per share	(310,316)	252,217	(532,594)	(323,633)	(271,730)
Net tangible liabilities	(5,304,139)	(5,018,609)	(6,082,381)	(6,726,813)	(7,270,272)
Net tangible liabilities per share	(2,652,070)	(2,509,304)	(3,041,190)	(3,363,406)	(3,635,136)

Note:-

* *Comprise net inter-company advances*

Table V – Original cost and date of investment in Arus

Date of investment	No. of Arus shares acquired/subscribed	Type of shares	Cost of investment RM
21 August 1989	2	Ordinary shares	2
21 May 2002	7,097,105	RPS	7,097,105
	7,097,107		7,097,107